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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13D-102)

             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                          Advanced Radio Telecom Corp.

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                                (Name of Issuer)

                     Common Stock, $.001 par value per share

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                         (Title of Class of Securities)

                                   00754U 10 1


                                 (CUSIP Number)




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 CUSIP NO. 00754U101                   13G                     PAGE 2 OF 4 PAGES
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 1               NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     Vernon L. Fotheringham
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 2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [ ]
                    Not Applicable                                  (b) [ ]
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 3               SEC USE ONLY
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 4                   CITIZENSHIP OR PLACE OF ORGANIZATION
                     United States of America
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   NUMBER OF     5   SOLE VOTING POWER
     SHARES                974,870 shares
  BENEFICIALLY   ---------------------------------------------------------------
    OWNED BY     6   SHARED VOTING POWER
      EACH                 0 shares
   REPORTING     ---------------------------------------------------------------
     PERSON      7   SOLE DISPOSITIVE POWER
      WITH                 974,870 shares
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                 8   SHARED DISPOSITIVE POWER
                           0 shares
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 9               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                 974,870 shares
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 10              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                 CERTAIN SHARES*                                        [ ]
                       Not Applicable
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 11              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                     4.4%
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 12              TYPE OF REPORTING PERSON*
                     IN
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                       *SEE INSTRUCTIONS BEFORE FILLING OUT

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                                  SCHEDULE 13G

Item    1(a) Name of Issuer:
                      Advanced Radio Telecom Corp.

        1(b)          Address of Issuer's Principal Executive Offices:
                      500 108th Avenue, N.E.
                      Suite 2600
                      Bellevue, Washington 98004

Item    2(a) Name of Person Filing:
                      Vernon L. Fotheringham

        2(b)          Address of Principal Business Office or, if none,
                      Residence:
                             17628 NE 156th Street
                             Woodinville, WA 98027

        2(c) Citizenship:
               United States of America

        2(d) Title of Class of Securities:
               Common Stock, $.001 par value per share

        2(e) CUSIP Number:
               00754U 10 1

Item    3    If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b):

               Not Applicable.


Item    4(a)   Amount beneficially owned:
                      974,870 shares

        4(b)   Percent of Class:
                      4.4%

        4(c) Number of shares as to which such person has:

               (i)    sole power to vote or to direct the vote:
                      974,870 shares

               (ii)   shared power to vote or to direct the vote: 0 shares

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               (iii)  sole power to dispose or to direct the disposition of:
                      974,870 shares

               (iv) shared power to dispose or to direct the disposition of: 0 shares

Item    5      Ownership of Five Percent or less of a Class:
                      This statement is being filed to report the fact that as
               of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities [X].

Item    6      Ownership of more than Five Percent on behalf of another person:
                      Not Applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding
               Company:
                      Not Applicable.

Item    8      Identification and Classification of Members of the Group:
                      Not Applicable.

Item    9      Notice of Dissolution of Group:
                      Not Applicable.

Item    10     Certification:
                      Not Applicable.

                                    SIGNATURE

               After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                              By:  /s/  Vernon L. Fotheringham
                                 ---------------------------------------
                                   Vernon L. Fotheringham

May 1, 1998

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